[Compressco Partners, L.P. Letterhead]
April 12, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall
Re:	Compressco Partners, L.P. Amendment No. 2 to Registration Statement on Form S-1 Filed February 10, 2011 Commission File No. 333-155260 (the “Registration Statement”)
Ladies and Gentlemen:
     Set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated March 9, 2011. For your convenience the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter.
     References in this letter to “Compressco Partners,” “we,” “our,” “us,” or like terms refer to Compressco Partners, L.P. and its wholly owned subsidiaries, including Compressco Partners Operating, LLC and Compressco Partners Sub, Inc. References to “TETRA” refer to TETRA Technologies, Inc. (“TETRA”) and TETRA’s controlled subsidiaries, other than us. References to “Compressco” refer to Compressco, Inc., a wholly owned subsidiary of TETRA, and Compressco’s controlled subsidiaries, other than us. References to “Compressco Partners GP” or “our general partner” refer to our general partner, Compressco Partners GP Inc., a wholly owned subsidiary of Compressco. References to “compressor units” refer to our GasJack® units and our VJackTM units. References to “Compressco Partners Predecessor” or “our predecessor” refer to the predecessor of Compressco Partners for accounting purposes. As further described in the prospectus included in the Registration Statement, our predecessor consists of (1) all of the historical assets, liabilities and operations of Compressco, combined with (2) certain assets, liabilities and operations of the subsidiaries of TETRA conducting wellhead compression-based production enhancement services and related well monitoring and automated sand separation services in Mexico.

General
1.	We remind you of prior comments 2 and 3 from our letter dated December 9, 2008. In this regard, we note that you have yet to file the vast majority of your required exhibits, and your document still contains blank spaces and missing information, including without limitation the beneficial ownership table at page 124, the percentage of your gross income that will not be qualifying income at page 153, and the amended and restated agreement of limited partnership at Appendix A. Please file your exhibits expeditiously, allowing sufficient time for staff review and comment, and fill in all blank spaces other than those whose omission is permitted under Rule 430A.

Response: We have filed as exhibits to the Registration Statement certain additional required documents, which are listed and now noted as filed in Part II, Item 16 of the Registration Statement, including, the Form of Amended and Restated Agreement of Limited Partnership of Compressco Partners, L.P. (included as Appendix A to the prospectus), the Form of Amended and Restated Bylaws of Compressco Partners GP Inc., the Form of Contribution, Conveyance and Assumption Agreement, the Form of Omnibus Agreement, the Form of Long-Term Incentive Plan of Compressco Partners, L.P., the Specimen Unit Certificate representing Common Units and the list of post-offering subsidiaries of Compressco Partners, L.P. We acknowledge that the Staff may have comments after reviewing these documents. We will amend the Registration Statement to file all required exhibits in a timely manner to allow the Staff sufficient time to review the exhibits and comment before we request effectiveness of the Registration Statement.

We have also revised the Registration Statement to fill in many of the blanks contained in our previous filing. A certain number of blanks remain for items that we are not permitted to omit pursuant to Rule 430A. This information, which is largely dependant on market conditions, will be included in subsequent amendments to the Registration Statement, which will be filed sufficiently in advance of our marketing efforts to allow the Staff adequate time to review. There are also blanks on pages 9 and 67 regarding the number of common units and subordinated units to be issued to Compressco Partners GP Inc. and TETRA Technologies, Inc. and the illustrative amounts of cash distributions to our general partner on its common units. This information, which is largely dependant on the relative values of the respective contributions to be made by of our general partner and TETRA Technologies, Inc., will be included in subsequent amendments to the Registration Statement.

We have revised the Registration Statement to identify in the beneficial ownership table that TETRA Technologies, Inc. is the beneficial holder of the common units and subordinated units directly held by Compressco Partners GP Inc. and TETRA International Incorporated. See page 127.

We have not addressed the Staff’s request to indicate the percentage of our gross income that our counsel has not concluded will generate qualifying income, because this information was not available at the time of this response, but we will amend the Registration Statement to disclose this information when available.

2.	We note that you cite to EIA’s Annual Energy Outlook 2011 (“AEO 2011”) for much of the industry trend and related information contained in the prospectus. However, a review of www.eia.doe.gov/forecasts/aeo reflects that the EIA had not yet released the full AEO 2011 as of the filing date of the present amendment. Please clarify whether you have based these figures on the abridged early release report, a prior year’s report, or otherwise.

Response: We have revised the Registration Statement to clarify that this industry trend and related information is based on the Energy Information Administration’s abridged, early release Annual Energy Outlook 2011. See pages 3 and 89. The full Annual

Energy Outlook 2011 is scheduled to be released April 26, 2011 and, if the full Annual Energy Outlook 2011 is released prior to the effectiveness of the Registration Statement, in subsequent amendments to the Registration Statement we will update the industry trend and related information contained in the prospectus to reflect the availability and source of such information. We have also revised the Registration Statement in several places to indicate that certain industry information is not sourced from the AEO 2011, but instead sourced from other generally available information provided by the EIA .. See pages 3, 89, 90 and 91.
3.	We note that the general partner’s interest in Compressco Partners, LP has changed in this amendment to a 2% GP interest represented by 304,202 “notional general partner units,” as well as incentive distribution rights. Please revise throughout your filing to clarify how these notional units differ from your other units. For example, disclose for what purposes they will be considered outstanding, as well as any other material factors necessary to an understanding of this GP interest, including the circumstances, if any, under which the GP would be entitled to receive common units in exchange for its notional units.

Response: We have revised the Registration Statement to remove all references to “notional general partner units” and instead refer only to a 2.0% general partner interest in Compressco Partners, L.P., where applicable, throughout the Registration Statement. Therefore, we have not addressed the Staff’s request to clarify how such notional units would differ from other units.
Summary, page 1
Our Services and Marketing, page 2
4.	We note that your marketing activities consist, in part, of trial periods and more extensive demonstrations of your services. With respect to your statement that “a majority of the customers who elect to participate in these tests ultimately enter into contracts with” you, with a view towards possible disclosure, please provide us with supplemental information quantifying that information.

Response: We cannot address the Staff’s request to provide supplemental information quantifying that “a majority of the customers who elect to participate in these tests ultimately enter into contracts with” us because we do not track this information. Therefore, we have revised the Registration Statement to remove all statements that “[w]e believe a majority of the customers who elect to participate in these tests ultimately enter into contracts with” us. See pages 3, 94 and 100.

Trends and Growth Prospects, page 3
5.	We note that you target only wells that produce less than 50 barrels of water per day, in addition to natural gas production in the 30-300 Mcf/day range. While you disclose that approximately 219,000 U.S. wells produce natural gas around this range, you have not provided information regarding the number or percentage of those wells that would also meet the water production limitation. Please revise to include such information or revise to highlight the associated uncertainty.

Response: We have revised the Registration Statement to indicate that we do not have a practical method to determine how many of these natural gas wells produce less than 50 barrels of water per day and, therefore, we cannot estimate with certainty how many of the approximately 219,000 U.S. wells will be primary candidates for our production enhancement services. Because it would be impractical for us to meter the water production of these wells ourselves and we are not aware of an information source that reports the water production of these natural gas wells, we are unable to determine how many of these natural gas wells produce less than 50 barrels of water per day. We also revised the Registration Statement to clarify that we “primarily target,” rather than “target only,” wells that produce less than 50 barrels of water per day and that we also provide our services on wells that produce 50 to 150 barrels of water per day. See pages 3 and 89.
Our Relationship with TETRA and Compressco, page 5
6.	We note that in your last amendment to this registration statement, you included in this section quantitative disclosure regarding TETRA’s economic interest in you following the proposed offering. However, it appears that you have removed this information. Please revise the disclosure under this heading to include the number and percentage of your units that TETRA will hold following the offering or explain to us why that information is no longer relevant.

Response: We have revised the Registration Statement to disclose, under the heading “Our Relationship with TETRA and Compressco,” the number and percentage of common units and subordinated units that TETRA Technologies, Inc. will beneficially hold following the offering. See pages 6 and 95.

The Offering, page 10
7.	You disclose here and on page 41 that you will receive estimated proceeds of $45.0 million and will incur expenses in connection with the offering of $3.5 million, resulting in net proceeds to you of $9.9 million after paying TETRA $31.5 million to retire intercompany indebtedness. The $45 million appears inconsistent with your assumptions on this page of 2,500,000 common units offered at $20.00 per share, as well as with your disclosure on page F-19 of gross proceeds totaling $50 million. The $3.5 million offering expenses disclosed here is likewise inconsistent with the $8.6 million disclosed on page F-19. Please revise your disclosure, where appropriate, for consistency and clarity.

Response: The estimated proceeds of $45.0 million disclosed on page 41 of Amendment No. 2 represented net proceeds after $5.1 million of underwriting discount, structuring fees and offering expenses. The $8.6 million of total offering expenses disclosed on page F-19 of Amendment No. 2 included this $5.1 million and an additional $3.5 million of other offering-related expenses that were incurred by TETRA on our behalf. Because we expect to incur $8.6 million of total offering expenses in connection with the offering, we have revised the Registration Statement to indicate that we will receive expected net proceeds of $41.4 million after $8.6 million of total offering expenses and we have added the following tabular presentation of our expected use of proceeds (see pages 11 and 43):

Compressco
Partners, L.P.
(in thousands)
Gross proceeds from this offering (2,500,000 common units at $20.00 per unit)	$50,000
Less: Underwriting discount, structuring fees and offering expenses	(8,575)

Net proceeds from this offering	$41,425
Less: Repayment on intercompany indebtedness to TETRA	(31,500)

Balance of net proceeds from this offering available for general partnership purposes	$9,925

We have also revised the Registration Statement to clarify and make consistent the qualitative disclosures regarding our intended use of proceeds. See pages 11, 26, 43, 48, 57 and 79.
Exchange Listing, page 14
8.	Please provide us with an update regarding your plan to list on NASDAQ. In addition, update your disclosure as applicable in subsequent amendments.

Response: We have revised the Registration Statement to indicate that we have applied to list our common units on the NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “GSJK.” See prospectus cover and pages 15 and 177. In response to our initial listing application, the NASDAQ has requested additional materials and information that we are providing to the NASDAQ on an ongoing basis. We will update the status of our NASDAQ listing application process as applicable in subsequent amendments.
Selected Historical and Pro Forma Financial and Operating Data, page 16
9.	Please insert a dark vertical line to separate audited from unaudited data and historical from pro forma data here and in charts throughout your filing, to the extent practicable.

Response: We have revised the Registration Statement to separate audited from unaudited data and historical from pro forma data in tables throughout the Registration Statement, to the extent practicable.
Risk Factors. page 19
Our operations in Mexico are subject to specific risks . . ., page 21
10.	We note that this risk factor contains several material risks to your operations in Mexico. Please present each material risk under its own caption.

Response: We have revised the Registration Statement to present each material risk to our operations in Mexico under its own caption and in a location among the other risk factors that indicates the magnitude of such risk relative to that of the other risks related to our business. See pages 23, 24, 25 and 29.
Use of Proceeds, page 41
11.	Please revise to include also a tabular presentation of your intended use of proceeds. In addition, provide more detailed disclosure of the intended uses of the approximately $9.9 million that you plan to use for “general partnership purposes.”

Response: As indicated in Response #7, we have revised the Registration Statement to include a tabular presentation of our intended use of proceeds and provide more detailed disclosure of the intended uses of the approximately $9.9 million that we plan to use for “general partnership purposes,” which include funding the manufacturing of compressor units and the acquisition of field trucks and other equipment, as needed, and otherwise investing in short-term interest-bearing securities. See pages 11, 26, 43, 48, 57 and 79.
12.	We note that net proceeds to you will not change based on the exercise of the underwriters’ overallotment option because all overallotment proceeds will be paid to TETRA. Please revise to indicate here that any unsold overallotment units will be issued to the general partner. In addition, please include this information on the cover page in connection with your discussion of the overallotment option.

Response: We have revised the Registration Statement to indicate that net proceeds to us will not change if the underwriters exercise their option to purchase additional common units because the net proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to make a distribution to our general partner. See the cover page and pages 7, 12, 43, 130 and 174.
Revenue, page 54
13.	You assume a 9.2% growth in overall revenue for December 31, 2011 and a 12.2% growth in revenue from wellhead compression and other sources during the same period. You indicate that you believe that these “anticipated growth rates are reasonable based on historic growth rates.” However, your predecessor experienced negative growth during the prior two years. Explain how these support your estimate for revenue growth in 2011.

Response: Although our predecessor experienced negative growth in annual revenue during 2009 and 2010, we assume a 15.8% increase in our total annual revenue during the twelve months ending June 30, 2012. Substantially all of our total annual revenue is from wellhead compression and other services, and we assume a 9.7% increase in annual revenue from these services during the twelve months ending June 30, 2012, as compared to the twelve months ended December 31, 2010. We anticipate that the majority of the increase in our annual revenue from wellhead compression and other services will result from increased market demand for our services, which market demand we believe is shown by the total number of our compressor units being used to provide services on customer well sites (or, “compressor units in service”).

We believe that market demand for our predecessor’s services reached a cyclical low point during the period of December 2009 to February 2010, largely due to the effect of the recent domestic and foreign economic downturn on the production enhancement services market, as our predecessor experienced a 13.2% year-over-year decrease in the total number of compressor units in service during 2009 (from 3,064 compressor units to 2,660 compressor units). Since that low point, our predecessor has experienced a modest recovery in market demand for its services, as shown by increases in the total number of compressor units in service during 2010 (from 2,660 compressor units to 2,711 compressor units) and 2011 (from 2,711 compressor units to 2,753 compressor units through March 31, 2011). We estimate the total number of compressor units in service will grow to approximately 3,056 compressor units in service as of June 30, 2012 as a result of further increases in market demand for our services.

We expect the remainder of the increase in our annual revenue from our services during the twelve months ending June 30, 2012 will result from increases in our service fees, further expansion into foreign markets, expansion into unconventional resources markets and introduction of new service applications of our compressor units.

We expect the remainder of our total annual revenue during the twelve months ending June 30, 2012 will result from sales of compressor units and parts. We assume a 133.1% increase in annual revenue from sales of compressor units and parts during the twelve months ending June 30, 2012, as compared to the twelve months ended December 31, 2010. We anticipate that the majority of the increase in our annual revenue from sales of compressor units will result from several anticipated large purchase orders from one customer who has recently purchased compressor units from us and is interested in purchasing additional compressor units from us as part of an ongoing program.

We have revised the Registration Statement to clarify that our assumed growth rates are based on these expected drivers of revenue growth, and we updated the discussion of our assumed revenue growth rates found under the heading “Revenue” in “Our Cash

Distribution Policy and Restrictions on Distributions — Assumptions and Considerations.” See page 56.
Depreciation and amortization expense, page 55
14.	We note you have assumed depreciation expense in the twelve months ending December 31, 2011 will decrease slightly. Although you expect to use consistent useful lives and asset depreciation methods, tell us why the amount for the twelve months ending December 31, 2011 would not be expected to increase due to the increase in the number of compressor units and other expansion capital expenses incurred in the prospective and previous twelve month periods.

Response: Most of our depreciable asset base consists of older compressor units that are depreciated on a straight line basis. Although the number of units in service is expected to increase during 2011, the overall increase in the fleet is expected to be more than offset by older units which become fully depreciated, which results in less depreciation expense from year to year. Therefore, despite an increase in the number of compressor units and other expansion capital expenses incurred in the prospective and previous twelve-month periods, we assume depreciation expense in the twelve months ending June 30, 2012 will slightly decrease. We have revised the Registration Statement to update our expected depreciation expense in the twelve months ending June 30, 2012. See page 57.
Critical Accounting Policies and Estimates, page 83
Stock-Based Compensation, page 84
15.	Please revise your disclosure to remove the reference to SFAS 123R and replace it with the appropriate citation from the Accounting Standards Codification.

Response: We have revised the Registration Statement to replace the reference to SFAS 123R with the appropriate reference to Accounting Standards Codification (ASC) 718 — “Compensation — Stock Compensation”. See page 86.
Business, page 90
16.	Please add a discussion regarding the ease and cost with which your compressor equipment can be moved from one area or country to another. Additionally, it appears that you should disclose the number of compressors located in each country, where material.

Response: We have revised the Registration Statement to add a discussion regarding the ease or difficulty and cost with which our compressor units can be moved from one area or country to another. See pages 97 and 98 . Our compressor units are typically mounted on steel skids (standard compressor units are mounted on a 4 ft. by 12 ft. skid and weigh 4,750 lbs., while cold-weather compressor units are mounted on an 8.5 ft. by 15.5 ft. skid and weigh 12,000 lbs.). This allows us to easily and efficiently move our compressor units from one area or country to another on a semi-trailer truck, on a trailer hauled by a standard pickup truck or by ship. However, moving our compressor units across international borders is more difficult and costly, due to typical import and export restrictions.

We have also revised the Registration Statement to disclose the number of compressor units located in each country, where material. See page 98.
17.	Please revise your disclosure to clarify whether your services are provided onshore, offshore, or both. We note that disclosure on pages 1, 3, 73, 90, and elsewhere in your filing references onshore, but disclosure on page 96 mentions that your equipment may be located on an offshore platform.

Response: We have revised the Registration Statement to clarify that our services are provided only onshore. In the past, our services have been provided offshore in only one (1) instance, and we do not actively seek to serve the offshore market in the future. Therefore, we have further revised the Registration Statement to delete the disclosure that our equipment may be located on an offshore platform. See page 99.
Management’s Discussion and Analysis, page 73
18.	Please revise to explain further the basis for your statement at page 74 that you expect to see an increase in compressor unit utilization for the twelve months ended December 31, 2011. In this regard we note your tabular disclosure at page 75 indicating a trend of declining utilization rates across reporting periods.

Response: Utilizing our estimates of average number of compressor units in service and average number of compressor units in fleet during the twelve months ending June 30, 2012, we estimate that average compressor unit utilization during the twelve months ending June 30, 2012 will increase to 78.8%. We expect the average number of compressor units in service during this period to increase as a result of an expected increase in total number of compressor units in service to 3,056 as of June 30, 2012, as further explained in Response #13. We also expect the average number of compressor units in fleet during this period to increase as a result of an expected increase in the total number of compressor units in fleet to 3,748 compressor units as of June 30, 2012. Therefore, we have revised the Registration Statement to explain why, although we have experienced a trend of declining average compressor utilization rates over the recent years, we expect to see an increase in average compressor unit utilization for the twelve months ending June 30, 2012 to 78.8%. See page 77. We have also revised our tabular disclosures on pages 17, 73 and 77 to reflect the total number of our compressor units in service as of the years ended 2006 through 2010.

Security Ownership of Certain Beneficial Owners and Management, page 124
19.	We note your response to comment 4 from our letter dated January 12, 2009, and we reissue such comment with respect to your current disclosure. Please identify the person(s) having beneficial ownership of the shares held by Compressco Partners GP Inc. and TETRA International Incorporated.

Response: We have revised the Registration Statement to identify in the beneficial ownership table that TETRA Technologies, Inc. is the beneficial holder of the common units and subordinated units directly held by Compressco Partners GP Inc. and TETRA International Incorporated. See page 127.
Certain Relationships and Related-Party Transactions, page 125
20.	Please explain why you have not included here the cash that you intend to pay to TETRA from the proceeds of the offering, which appears to be additional consideration in the formation stage.

Response: We have revised the Registration Statement to disclose that, in connection with the closing of this offering, we will enter into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) with TETRA and its other controlled affiliates that will effect the transactions and the use of the net proceeds of this offering. Under the Contribution Agreement, we will assume approximately $31.5 million of intercompany indebtedness owed by our predecessor to TETRA (as partial consideration for the assets we acquire from TETRA in connection with this offering), which will be repaid in full from the net proceeds received from this offering, and the balance of the intercompany indebtedness will be repaid by our predecessor prior to this offering. We have also revised the Registration Statement to disclose that, under the Contribution Agreement, we will use approximately $3.5 million of the proceeds received from this offering to reimburse TETRA for certain expenses incurred in connection with this offering. Additionally, we have revised the Registration Statement to disclose that, under the Contribution Agreement, if the underwriters exercise their option to purchase additional common units, our general partner will receive the net proceeds (approximately $7.5 million based on an assumed initial offering price of $20.00 per common unit, if exercised in full) in exchange for the 375,000 common units issued to the public instead of to our general partner. See page 130.
Financial Statements
General
21.	Please update your financial statements in accordance with Regulation S-X, Rule 3-12. Please also monitor your need to update your auditor’s consent.

Response: We have revised the Registration Statement to update our predecessor’s financial statements to include audited financial statements as of December 31, 2010, as well as revised pro forma financial information as of December 31, 2010. Our auditor’s consent letter has been updated accordingly.

Compressco Partners Predecessor Financial Statements
Combined Balance Sheets, page F-3
22.	Please revise your financial statements to separately present amounts of accrued liabilities payable to TETRA or its affiliates. Refer to the requirements of Regulation S-X, Rule 5-02.19.

Response: Amounts of accrued liabilities payable to TETRA or its affiliates is limited to the accrued interest payable as of September 30, 2010 associated with the affiliate note payable to TETRA. At December 31, 2010, this accrued interest was paid to TETRA, and is no longer reflected on the balance sheet. Other than the affiliate note, there are no other amounts payable to TETRA or its affiliates as of each of the balance sheet dates.
Note A — Basis of Presentation and Summary of Significant Accounting Policies
Inventories, page F-7
23.	Please explain to us how you have evaluated inventories for obsolescence and how you determine “market” when analyzing lower of cost or market.

Response: Inventories consist primarily of compressor unit components and parts used by our predecessor in the fabrication of its compressor units. To the extent certain components and parts are no longer used in fabricating new compressor units or used to maintain its existing fleet or the fleet of its customers, these items would be considered obsolete and their carrying values would be reviewed for realizability. Our predecessor also sells many of these components and parts separately to its customers as a part of its business. Our predecessor’s customer price list for these components and parts is considered as an indication of their market values. To the extent market values drop below the average cost for specific inventory items, a valuation allowance is recorded to reduce the carrying values of these inventory items to the lower of cost or market value.
Impairment of Long-Lived Assets, page F-8
24.	Considering the guidance in FASB ASC 360-10-35-21, tell us how you evaluated your assets for impairment concurrent with the public offering and the recent declining trends in operations. In your response, please identify and quantify the key assumptions used in your analysis and explain how it complies with FASB ASC 360. Disclosure of certain quantitative information regarding these assumptions and the results of your impairment test may provide useful information to investors. We refer you to Financial Reporting Codification 501.14 for further guidance. In addition, tell us whether the results of your testing led you to consider the need to disclose expected asset impairment charges that may become necessary, including a quantified estimated range of those charges.

Response: We considered numerous factors, including the guidance in FASB ASC 360-10-35-21, in evaluating our predecessor’s assets for possible impairment. First, each period, our predecessor writes off the carrying value of non-serviceable compressor units.

Next, our predecessor compares the expected undiscounted cash flows of serviceable compressor units to the carrying value of the compressor units. In each instance, the expected undiscounted cash flows far exceeded the carrying value. The key assumptions our predecessor uses in determining these cash flows are expected utilization of the compressor units and their monthly service billing rates. Although we expect utilization to increase as market demand for production enhancement services increases, we use historical compressor unit utilization and service billing rates as a baseline for our impairment analysis. In addition, our predecessor periodically sells new and used compressor units to certain customers. We compare the selling prices for compressor units to the asset cost or book value of similar compressor units. In each instance, the selling price exceeded the compressor units’ carrying value. As a result, we did not believe that it was necessary to disclose an expected impairment charge or to include a quantified estimated range of those charges

We agree that additional disclosure describing the reasons why our predecessor has historically not experienced significant asset impairments may be helpful to investors, and have added the disclosure of these factors in “Critical Accounting Policies and Estimates” section of “Management’s Discussion and Analysis.” See page 85.
Goodwill, page F-8
25.	On a similar matter, we note your disclosure on page 84 that “given the current volatile economic environment, the likelihood of material impairments of goodwill in future periods is high.” Expand your disclosures to address the results of your impairment testing that led to this statement. Specifically, your disclosure should address the uncertainty associated with the key assumptions and other potential events or circumstances that could have a negative effect on your goodwill impairment analysis. Tell us what consideration was given to disclosing expected goodwill impairment amounts or an estimated range of such expected future amounts to clarify your exposure to future impairment.

Response: We have performed a test of the recoverability of goodwill for our predecessor no less than once annually and in each instance the estimated fair value of our predecessor has exceeded its net parent equity. The estimated future cash flows on which the estimated fair values were based have been somewhat volatile as a result of several factors, including the prices received by our predecessor’s customers for natural gas production, the rates of future growth of our predecessor’s business, and the need and timing of the full resumption of the fabrication of new Compressco Partners Predecessor compressor units and we expect such volatility to continue. In addition, our predecessor’s Mexico operations may continue to be disrupted by security and budget issues in that country. We have modified our disclosure in “Critical Accounting Policies and Estimates” section of “Management’s Discussion and Analysis” to include a listing of these factors. See page 85.

Because the estimated fair value of our predecessor has been well in excess of its net parent equity during each of the periods presented, we have not disclosed any expected goodwill impairment amounts or an estimated range of such expected future amounts.

However, our predecessor’s balance sheet includes a significant amount of goodwill, and we are cognizant that following the offering, in addition to the operational factors mentioned above, our market capitalization will be an additional indicator of our fair value. This additional indicator will be affected by the fluctuating market price of our common units, which is expected to be significantly more volatile than the other indicators and which could lead to additional exposure for goodwill impairment. For this reason, given the current volatile economic environment, we believe the likelihood of a material impairment of our goodwill in future periods following the offering is high. This is disclosed within our “Critical Accounting Policies and Estimates” section of “Management’s Discussion and Analysis.” See page 85.
26.	We note your disclosure on pages 84 and F-8, stating the annual test of goodwill impairment consists of comparing net parent equity to the estimation of fair value. To further our understanding, tell us how you identified your reporting units, as defined in FASB ASC 350-20-35-33 through 35-46, to ensure your impairment testing of goodwill was performed in compliance with ASC 350-20-25.

Response: In accordance with ASC 350-20-35, our predecessor’s goodwill impairment analysis began with the determination of its operating segments in accordance with ASC 280. We evaluated the discreet financial information that our predecessor’s chief operating decision maker (“CODM”) uses to make decisions about resource allocation and performance assessment. Based on this, we determined that our predecessor has a single operating segment, which is consistent with how our predecessor’s CODM manages its business. Next, we identified one segment manager that reports directly to our predecessor’s CODM. We reviewed the discreet financial information that the segment manager regularly reviews and similarly identified one reporting unit. We tested our predecessor’s goodwill at this reporting unit level, and this resulted in no impairments. Because of the simplicity of our predecessor’s business structure and the way our predecessor’s CODM and segment manager run the business, consistent with ASC 350-20-35-37, the single reporting unit is the operating segment, the reportable segment, and our predecessor’s entity as a whole.
(Remainder of page intentionally left blank. Signature page follows.)

     If you have any questions or comments regarding this letter or the Registration Statement, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Jeffery K. Malonson of the same firm at (713) 758-3824.

Sincerely, COMPRESSCO PARTNERS, L.P.
By:	/s/ Ronald L. Foster
	Name:	Ronald L. Foster
	Title:	President